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                            Office of the President
            PRESIDENTIAL COMMITTEE ON FLAGSHIP PROGRAMS AND PROJECTS

                                                         October 15, 1999

DR. GEORGE WULF
Wulf International Ltd.,
5200 Keller Spring Road, suite 1131
Dallas, Texas, 75248 USA

Dear Dr. Wulf:

     Thank you for your letter to His Excellency President Joseph Ejereito Estrada regarding your interest to build one million housing for low income families in Mindanao in joint venture with Souther Phillippines Development Authority (SPDA)and other government housing agencies.

     Your proposed housing project for Mindanao is highly appreciated in view of the housing backlog of about 1.4 million units for Mindanao alone. The provision of low cost housing and food security are the centerpiece programs under the President Estrada's administration.

     Under President Estrada's administration, the national Government introduced structural reforms in the housing sector under the umbrella organization of the Housing and Urban Development Coordinating Council, supported by key housing agencies such as the Home Insurance Guarantee Corporation (HIGC), PAG-IBIG, SSS and HLURB. The entire housing sector is wainting for the approval by congress of the proposal to increase the authorized of HIGC. The President recently assumed the title of "housing czar" to resolve the many problems in the housing sector.

     We also appreciate your plan to establish a local mortgage company to serve as the take-out agency for the housing program, and to generate funds through teh secondary mortgage market.

     In order for your proposal to be properly evaluated may we request that you please sumbit a detailed feasibility study, corporate profile, including the last 3 years financial statements of the joint venture partners.

     Rest assured that, we strongly support this proposed housing project in Mindanao and the establishment of mortgage company for the benefit of our people.

     Thank you and best regards.

                                    Very truly yours,

                                    /s/ Manuel B. Gaite
                                    -------------------
                                        Manuel B. Gaite
                                     Presidential Assistant & Executive Director